UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  December 1, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 1, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: December 1, 2010
10-60-TR

Teck Announces Early Results of Notes Tender Offer

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today the results to date of the previously announced modified “Dutch Auction” cash tender offer (the “Tender Offer”) for up to US$650 million aggregate principal amount of its 10.75% senior secured notes due 2019, 10.25% senior secured notes due 2016 and 9.75% senior secured notes due 2014 (together, the “Notes”).

As of the Early Participation Date, which was 5:00 p.m., New York City time, on December 1, 2010, Notes validly tendered and not validly withdrawn were as follows:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Principal Amount Tendered as of Early Participation Date (US$)	Percent of Outstanding Principal Amount Tendered (1)

10.75% Senior Secured Notesdue 2019	878742AQ8/ 878742AN5/ C87392AC7	$1,306,778,000	$981,821,000	75.1%

10.25% Senior Secured Notesdue 2016	878742AM7/ 878742AK1/ C87392AB9	$860,000,000	$629,967,000	73.3%

9.75% Senior Secured Notesdue 2014	878742AJ4/ 878742AG0/ C87392AA1	$715,003,000	$444,179,000	62.1%

(1)  Rounded to the nearest one-tenth of one percent.

Because the Tender Offer is oversubscribed, Teck will accept Notes on a pro rata basis as provided, and subject to the conditions stated, in the Offer to Purchase promptly following Expiration Date.

The Tender Offer will expire at 12:01 a.m. New York City time, on December 16, 2010 unless extended or earlier terminated (such time and date, as may be extended or earlier terminated, the “Expiration Date”).  Holders who validly tender their Notes after the Early Participation Date and before the Expiration Date will not receive the Early Participation Payment of US$30.00 for each US$1,000 principal amount of Notes accepted for purchase.  Teck will issue a press release disclosing the final results of the Tender Offer, including the clearing premium to be paid, promptly following the Expiration Date.

Notes tendered pursuant to the Tender Offer may no longer be withdrawn.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase dated November 17, 2010 and related Letter of Transmittal that were sent to holders of the Notes. Holders are encouraged to read these documents carefully.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are Dealer Managers for the Tender Offer.  Questions regarding the Tender Offer may be directed to Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free), J.P. Morgan Securities LLC Liability Management Group at (866) 834-4666 (toll-free), Merrill Lynch, Pierce, Fenner & Smith Incorporated Debt Advisory Services at (888) 292-0070 (toll-free) and Goldman, Sachs & Co. Liability Management at (800) 828-3182. Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions. Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the purchase of Notes by Teck in the Tender Offer, including with respect to the timing and principal amount of Notes to be purchased.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com